December 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences 100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner
Kevin Vaughn

Re:	Zai Lab, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2020
Response dated November 9, 2021
File No. 001-38205

Ladies and Gentlemen:

On behalf of Zai Lab, Ltd. (the “Company”), we are hereby providing the following responses to the comment letter from the staff of the Division of Corporate Finance, Office of Life Science (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 10, 2021 related to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “Form 10-K”) and the Company’s response dated November 9, 2021. To assist your review, we have presented the text of the Staff’s comment in italics below. The responses and information described below are based upon information provided to us by the Company.

Form 10-K for Fiscal Year Ended December 31, 2020

Part I

Item 1. Business, page 1

1. At the onset of Part 1, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company that conducts its operations through wholly owned subsidiaries based in China and that investors will not hold direct investments in the Chinese operating companies. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless.

Securities and Exchange Commission	-2-	December 17, 2021

Response to Comment 1:

The Company acknowledges the Staff’s comment and advises the Staff that it will provide prominent disclosure of such risks at the onset of Part 1 of the Company’s Form 10-K for the year ending December 31, 2021.

2. We note your response to prior comment two and disclosure on your Form 10-Q for the quarterly period ending September 30, 2021 (the “2021 Q3 Form 10-Q”) and reissue in part. On page 1 of the 2021 Q3 Form 10-Q under the heading “Usage of Terms,” we note that you provide the domicile of each subsidiary. However, please expand your disclosure to include the entity (including the domicile) in which investors are purchasing their interest. In addition, we note your disclosure, on page 1, stating that references in the quarterly report on Form 10-Q to “Zai Lab,” the “Company,” “we,” “us,” and “our” refer to Zai Lab Limited, a holding company, and its subsidiaries, on a consolidated basis. However, we note you refer to Zai Lab Limited and its subsidiaries as the “Group” throughout the filing. Please revise your disclosure to be consistent throughout.

Response to Comment 2:

The Company acknowledges the Staff’s comment and advises the Staff that, in future filings, the Company will expand its disclosure to include the entity (including the domicile) in which investors are purchasing their interest and will revise its disclosure to clarify the entities that it refers to throughout the filing.

Item 1A. Risk Factors, page 61

3. We note your response to prior comment three and your updated risk factor disclosure on page 50 of your 2021 Q3 Form 10-Q and reissue in part. Please address the following regarding your response to prior comment three:

•	Please disclose the consequences to you and your investors if you inadvertently conclude that approvals are not required, or applicable laws, regulations, or interpretations change.

•

Regarding your disclosure that you are required to get certain approvals from Chinese authorities before transferring certain scientific data abroad or to foreign parties, please revise to more clearly disclose whether have you have received all requisite permissions and whether any permissions have been denied.

Securities and Exchange Commission	-3-	December 17, 2021

Response to Comment 3:

The Company acknowledges the Staff’s comment and advises the Staff that it will update the disclosures to address the points above in the Company’s Form 10-K for the year ending December 31, 2021.

4. We note your response to prior comment four and updated disclosure on pages 2-3 of your 2021 Q3 Form 10-Q. As requested in the prior comment, please include the disclosures requested in the comment as a separate risk factor as well.

Response to Comment 4:

The Company acknowledges the Staff’s comment and advises the Staff that it will include the disclosures requested in the comment as a separate risk factor in the Company’s Form 10-K for the year ending December 31, 2021.

5. We note your response to prior comment seven. As requested in the prior comment, please expand the disclosures in your risk factors. For example, on page 49 of your 2021 Q3 Form 10-Q, expand your disclosures to state that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs and any action by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment 5:

The Company acknowledges the Staff’s comment and advises the Staff that it will expand its disclosures in its risk factors to state that the Chinese government may intervene or influence its operations at any time in the Company’s Form 10-K for the year ending December 31, 2021.

6. We note your response to prior comment eight and updated disclosure on page 45 of your 2021 Q3 Form 10-Q. As requested in the prior comment, please expand your risk factor disclosure to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response to Comment 6:

The Company acknowledges the Staff’s comment and advises the Staff that it will expand its risk factor disclosure to explain to what extent we believe that it is compliant with the regulations or policies that have been issued by the CAC in the Company’s Form 10-K for the year ending December 31, 2021.

Securities and Exchange Commission	-4-	December 17, 2021

7. Please revise both the risk factors summary and the Risk Factors section to move forward the risks related to doing business in the PRC so that such risks are prominently disclosed within each section in relation to other identified material risks.

Response to Comment 7:

The Company acknowledges the Staff’s comment and advises the Staff that it will revise both the Risk Factors Summary and the Risk Factors sections to move forward the risks related to doing business in the PRC in the Company’s Form 10-K for the year ending December 31, 2021.

* * *

Securities and Exchange Commission	-5-	December 17, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call my office at (617) 235-4961.

Very truly yours,

/s/ Thomas J. Danielski
Thomas J. Danielski

cc:	F. Ty Edmondson

Billy Cho